Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD’S PRELIMINARY 2013 OPERATING COST PER OUNCE SOLD BEATS COMPANY GUIDANCE

TORONTO, ONTARIO -- (Marketwired – January 24, 2014) – Lake Shore Gold Corp. (TSX: LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced preliminary cash operating cost(1) and all-in sustaining cost(2) per ounce sold for the full-year and fourth quarter 2013. Final numbers for these measures will be available in March 2014 following completion of the Company’s year-end 2013 audit. Preliminary cash operating cost per ounce sold for the full-year 2013 is approximately US$770 (including US$32 per ounce for royalties), better than the Company’s guidance of US$800 – US$875. All-in sustaining cost for the year is expected to be approximately US$1,135 per ounce sold. Preliminary total production costs for 2013 are estimated at $107.0 million.

For the fourth quarter 2013, cash operating cost per ounce sold is expected to be approximately US$605 per ounce (including US$29 per ounce for royalties), based on preliminary total production costs of $31.5 million. All-in sustaining cost for the fourth quarter of 2013 is expected to be approximately US$835 per ounce sold.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We have completed a very successful year in 2013, including four consecutive quarters of cost improvements, four consecutive quarters of improved grades, increased mill throughput volumes that were 60% higher at year end than when the year began and record production of 134,600 ounces of gold (previously announced on January 7, 2014), which achieved the top end of our guidance for the year. We also increased financial flexibility and strengthened our balance sheet by restructuring our standby line of credit, generating significant net free cash flow during the fourth quarter and by paying down approximately $20 million of debt during the year.

“Entering 2014, production is expected to grow to between 160,000 and 180,000 ounces, our cost performance will remain strong and capital investment levels are expected to decline significantly from 2013. In addition, we are launching a new exploration program within our mines focused on replenishing and increasing our resources and reserves. The program, which involves an initial investment of approximately $3.0 million, is focused on identifying extensions and new resources at both Timmins West Mine and Bell Creek. Key targets of the program include: depth extensions, high-potential areas along strike and exploration of a second fold-nose structure at Timmins Deposit; drilling at depth and to the south-west towards 144 at Thunder Creek; and confirmation drilling below the 775 metre level and along parallel structures in the current mining area at Bell Creek.”

	Q1/13	Q2/13	Q3/13	Q4/13	2013
Production (oz.)
Timmins West	18,700	24,200	22,600	41,600	107,100
Bell Creek	4,500	6,600	6,300	10,100	27,500
Total	23,200	30,800	28,900	51,700	134,600
Gold poured (oz.)	20,500	31,800	25,900	51,400	129,600
Gold sold (oz.)	26,100	27,600	32,300	49,600	135,600
Avg. price (US$/oz.)	1,630	1,409	1,324	1,261	1,377
Costs (US$/oz. sold)
Cash operating	982	908	701	605	770
All-in sustaining	1,558	1,257	1,027	835	1,135

Notes
(1)
Cash operating cost per ounce sold is a Non-GAAP measure. In the gold mining industry, cash operating cost per ounce is a common performance measure but does not have any standardized meaning. Cash operating costs per ounce are based on ounces sold and are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. The Company uses cash operating cost per ounce sold to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes cash operating cost per ounce sold provides valuable assistance to investors and analysts in evaluating the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Income (Loss) will be provided in the Company’s MD&A accompanying the audited financial statements for the year ended December 31, 2013, which will be issued in March 2014 and will be available on SEDAR at www.sedar.com and the Company’s website at www.lsgold.com.

(2)
Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost ("AISC") non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold. The Company uses AISC to monitor its operating performance internally, including operating and capital cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes AISC provides valuable assistance to investors and analysts in evaluating the Company's performance and ability to generate cash flow. AISC has no standardized meaning, accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Income (Loss) will be provided in the Company’s MD&A accompanying the audited financial statements for the year ended December 31, 2013, which will be issued in March 2014 and will be available on SEDAR at www.sedar.com and the Company’s website at www.lsgold.com.

Qualified Person

Scientific and technical information contained in this press release has been reviewed and approved by Dan Gagnon, P.Geo., Senior Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President, Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management's best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company's current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company's current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company's current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company's current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the Company's most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

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